Filed Pursuant to Rule 433

Registration Statement No. 333-160941

Dated August 24, 2010

PRICING TERM SHEET

3.875% Senior Notes due 2020

Issuer:	Yum! Brands, Inc.
Ratings:	Moody’s: Baa3 (stable) / S&P: BBB- (stable) / Fitch: BBB- (positive)
Format:	SEC Registered
Ranking:	Senior Unsecured
Offering Size:	$350,000,000
Trade Date:	August 24, 2010
Settlement Date:	August 31, 2010 (T+5)
Maturity Date:	November 1, 2020
Interest Payment Dates:	Payable semi-annually in arrears on May 1 and November 1
First Pay Date:	May 1, 2011
Treasury Benchmark:	UST 2.625% due August 15, 2020
UST Spot (PX / Yield):	101-06 / 2.490%
Re-offer Spread to UST:	140 bps
Re-offer Yield to Maturity:	3.890%
Coupon:	3.875%
Issue Price:	99.867%
Net Proceeds to Issuer:	$347,259,500
Day Count Basis:	30 / 360
Make-Whole Call:	Make Whole + 20 bps (before three months prior to the maturity date)
Par Call:	Within three months prior to the maturity date
CUSIP:	988498 AG6
Bookrunners:	J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Goldman, Sachs & Co. toll free at 1-866-471-2526.